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                                             INGERSOLL-RAND COMPANY                 EXHIBIT 12
                               COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
                                          (Dollar Amounts in Thousands)
                                                                   (2) Years Ended December 31,
     Fixed charges:                                    1994       1993         1992        1991        1990
       Interest expense........................... $ 46,858   $ 60,222    $  64,698    $ 64,476    $ 71,663
       Amortization of debt discount and expense..      385        688          288         265         255
       Rentals (one-third of rentals).............   18,773     19,425       20,846      21,229      20,599
       Capitalized interest.......................    3,241      3,103        3,460       4,640       4,197
     Total fixed charges.......................... $ 69,257   $ 83,438    $  89,292    $ 90,610    $ 96,714

     Net earnings (loss).......................... $211,140   $142,524    $(234,406)   $150,589    $185,343
     Add:   Minority income (loss) of majority-
              owned subsidiaries..................   15,126     13,572      (33,155)      1,938       2,232
            Taxes on income.......................  118,800     90,000       67,400      84,600      99,800
            Fixed charges.........................   69,257     83,438       89,292      90,610      96,714
            Effect of accounting changes..........       --     21,000      350,000          --          --
     Less:  Capitalized interest..................    3,241      3,103        3,460       4,640       4,197
            Undistributed earnings (losses) from
              less than 50% owned affiliates......   33,271     39,933       16,603      13,523       3,327
     Earnings available for fixed charges ........ $377,811   $307,498    $ 219,068    $309,574    $376,565

     Ratio of earnings to fixed charges ..........     5.46       3.69(1)      2.45(3)     3.42(4)     3.89
     Undistributed earnings (losses) from less
         than 50% owned affiliates:
       Equity in earnings (losses)................ $ 36,588   $ 42,077    $  17,865    $ 14,768    $  4,187
         Less:  Dividends paid ...................    3,317      2,144        1,262       1,245         860
       Undistributed earnings (losses) from
         less-than 50% owned affiliates........... $ 33,271   $ 39,933    $  16,603    $ 13,523    $  3,327

     (1)   The 1993  calculation includes  the  effect of  the $5  million pretax  charge  relating to  the restructure  of the company's underground mining machinery business.  Excluding this amount, the ratio would have been 3.75.
     (2)   The company's portion of the earnings and fixed charges of the Dresser-Rand Company are included through September 30, 1992.  Effective October 1, 1992, the company's ownership interest in  the
           Dresser-Rand Company was reduced from 50% to 49%.
     (3)   The 1992 calculation  includes (i) the effect of the  $10 million pretax charge  relating to the restructure  of the company's  aerospace bearings business and  (ii) the full  effect of the $70 million pretax restructure of operations  charge relating to the Ingersoll-Dresser Pump Company.
           Excluding the 1992 restructure charges the ratio would have been 3.35.
     (4)   The  1991 ratio includes the $7.1 million  net pretax benefit from  a restructure of operations.
           Excluding this amount the ratio would have been 3.34.
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